U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)
    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_____________to_____________
Commission file numbers 0-28191

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF
BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES
(Full title of the plan)
BGC PARTNERS, INC.
499 Park Avenue
New York, New York 10022
(Name of issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,
CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants,
The 401(k) Plan Committee of the BGC
Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,
Cantor Fitzgerald, L.P. and Their Affiliates and
The Board of Directors of BGC Partners, Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP We have served as the Plan’s auditor since 2008.
New York, New York June 28, 2022

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor
Fitzgerald, L.P. and Their Affiliates
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
ASSETS:
Cash and cash equivalents	$526,406	$303,350
Participant-directed investments at fair value	381,978,292	337,936,680
Participant contribution receivables	616,262	549,247
Employer contribution receivables	403,847	—
Notes receivable from participants	3,231,003	3,379,573
Total assets	386,755,810	342,168,850
LIABILITIES:
Other liabilities	5,749	6,854
Total liabilities	5,749	6,854
NET ASSETS AVAILABLE FOR BENEFITS	$386,750,061	$342,161,996

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor
Fitzgerald, L.P. and Their Affiliates
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2021
ADDITIONS:
Contributions:
Participant contributions	$25,163,394
Rollover contributions	3,273,287
Employer contributions	403,847
Total contributions	28,840,528
Investment income:
Net appreciation in fair value of investments	50,024,797
Interest and dividends	5,010,143
Net investment gain	55,034,940
Other income:
Interest on notes receivable from participants	84,942
Total additions	83,960,410
DEDUCTIONS:
Distributions to participants	38,808,548
Administrative expenses, net of forfeitures	563,797
Total deductions	39,372,345
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	44,588,065
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	342,161,996
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$386,750,061

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,
Cantor Fitzgerald, L.P. and Their Affiliates
Notes to Financial Statements
As of December 31, 2021 and 2020, and for the Year Ended December 31, 2021
1.    Description of Plan
The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company.”
The trustee for the Plan is AdvisorTrust, LLC (“AdvisorTrust”). AdvisorTrust uses Matrix Trust Company (“Matrix Trust”) to provide custody of assets, trading, income collection, contribution deposit processing and paying agent services. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC (“PCS”) is the Plan’s recordkeeper.
Committees — Previously, the Plan was supervised by an Administrative Committee and an Investment Committee. Both committees were comprised of the same six members who were all employees of the Company. On November 3, 2020, the Company dissolved the Administrative Committee and Investment Committee, and established one 401(k) Plan Committee (the “Committee”) which was appointed as the administrator of the Plan. The Committee is comprised of six members who are all employees of the Company.
The Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.
The Committee also has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Committee is assisted by independent, registered investment advisors. On January 26, 2021, the Committee appointed Brinker Capital, Inc. (“Brinker”) and AdvisorTrust as investment managers for the Plan. Brinker was delegated the authority to manage the overall investment process and supervision of the Plan’s investments, except for the BGC Stock Fund. AdvisorTrust was delegated the authority to manage the BGC Stock Fund. Both Brinker and AdvisorTrust act as an investment fiduciary and investment manager in accordance with ERISA Section 3(38). Representatives of Brinker, AdvisorTrust and PCS attend the quarterly Committee meetings.
Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.
Plan Amendments — The Plan was amended on December 17, 2021, to add matching contributions from the Employer to the Plan, effective as of January 1, 2021. See “Participant and Company Contributions” below for additional information.
The Plan was amended on April 17, 2020, in connection with the Mutual Termination Agreement where CastleOak Securities, L.P. (“CastleOak”) ceased to be an Affiliate of the Company. CastleOak was a Participating Employer in the Plan for the temporary period that began on April 17, 2020 and ended on July 31, 2020 (the “CastleOak Transition Period”). As CastleOak was not an Affiliate during the CastleOak Transition Period, the Plan’s multiple employer rules applied with respect to its participation in the Plan during the CastleOak Transition Period. This amendment was adopted on June 2, 2020.
The Plan was amended on November 3, 2020, as Newmark adopted its own retirement plan for the Newmark participants (the “Newmark 401(k) Plan”) effective upon the close of business on November 3, 2020 (the “Newmark Plan Spin-off Date”). As of the Newmark Plan Spin-off Date, assets and liabilities equal to the aggregate account balances of Newmark participants were spun-off from the Plan and transferred to the Newmark 401(k) Plan.
Newmark Fund Sunset — Effective on the Newmark Plan Spin-off Date, the Trustee liquidated all remaining assets in the investment fund to hold the Newmark common stock (the “Newmark Fund") held by BGC participants. The proceeds of the liquidation of the Newmark Fund were allocated on a pro rata basis to the accounts of BGC participants who were invested in the Newmark Fund immediately prior to the Newmark Plan Spin-off Date, based upon each BGC participant’s relative investment in the Newmark Fund immediately prior to the Newmark Plan Spin-off Date. All proceeds were invested in the Brinker ETF Strategy, until such time as the participant modified their investment direction. The Newmark Fund in the accounts of Newmark participants was spun off to the Newmark 401(k) Plan on the Newmark Plan Spin-off Date.

Newmark Participants — Newmark participants continued to participate in the Plan after the spin-off of Newmark Group, Inc. from BGC Partners, Inc. on November 30, 2018 (the "Spin Date), however, they could no longer invest contributions in the BGC Partners Stock Portfolio. With respect to Newmark participants, no dividends paid on the BGC Partners common stock in the BGC Partners Stock Portfolio after the Spin Date were reinvested in additional interests in the BGC Partners Stock Portfolio. Such dividends were invested in the Brinker ETF Strategy, until such time as the participant modified their investment direction. Newmark adopted its own retirement plan for the Newmark participants effective upon the close of business on the Newmark Plan Spin-off Date. Effective as of the Newmark Plan Spin-off Date, Newmark Participants ceased to participate in the Plan, and became a participant in the Newmark 401(k) Plan.
Participant and Company Contributions — Eligible employees may elect to contribute from 1% to 80% of their compensation to the Plan in the form of pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($19,500 for both 2021 and 2020, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions, the majority of which are due to acquisitions, and permits participants age 50 and over to make catch-up contributions of up to $6,500 for both 2021 and 2020. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Contributions, amounting to $5,749, which were in excess of IRC limitations related to the 2021 Plan year, were refunded to the participants by April 15, 2022. There were no contributions in excess of IRC limitation refunded to Plan participants related to the 2020 Plan year. Excess contributions are recorded as a liability within the Statements of Net Assets Available for Benefits.
Effective January 1, 2021, the Company will make matching contributions, in cash, (“Match Contributions Account”) to be allocated to eligible Plan participants (“Match Eligible Participant”) who participate in the Plan and are actively making contributions, including Roth contributions. Matching contributions by the Company are paid in the first quarter following the plan year.
The 2021 Plan year was the first Plan year that any eligible participant could be a Match Eligible Participant. A “Match Eligible Participant” is a participant who meets the following requirements: (a) the participant is an employee of the Company employed in a shared service or technology role, or an employee of Cantor Fitzgerald & Co. employed in a non-revenue generating support or executive support role; (b) the participant does not have compensation (without regard to the Code Section 401(a)(17)(B) limit) in excess of $500,000 during the Plan year; and (c) the participant is employed by the Company on December 31 of the Plan year, has not previously either provided to or received from an employer notice of termination of employment. In the first year, and every year thereafter, a participant is a Match Eligible Participant, he or she is eligible to receive a 20% fully vested matching contribution, and an additional 20% each year, up to 3% of his or her cash compensation up to $150,000, per year, receiving 100% by the fifth year. The matching contribution is based on the percentage of compensation contributed by each Match Eligible Participant. Each Match Eligible Participant’s matching contribution is invested the same way as the participant’s investment elections. If a participant does not elect an investment option, all contributions are invested in the Brinker ETF Strategy based on the participant’s age.
Certain Newmark participants that were covered by a real estate and facilities management agreement between the Company and a client of the Company (“Client-Site Agreement”) were entitled to matching contributions into the Plan. The matching contributions were funded by the client of the Company as the principal duties of the employee consist of performing services for the client.
Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2021, investment options include various mutual funds, Exchange Traded Funds (“ETFs”), a demand deposit account, a common collective trust, and the BGC Partners Stock Portfolio (elections to invest in the BGC Partners Stock Portfolio are available to BGC Partners employees only, and are subject to BGC Partners’ employee trading policies).
The BGC Partners Stock Portfolio is primarily composed of the BGC Partners, Inc. Class A common stock and cash. The cash component generally represents approximately 3% of the total fund and provides the fund liquidity for participant redemptions. Participants purchase units of participation in the BGC Partners Stock Portfolio based on their contributions to such fund along with income that the fund may earn, less distributions made to the Plan’s participants. The BGC Partners Stock Portfolio is considered a level 1 investment within the fair value hierarchy. The Plan does not limit the amount a participant can invest in the BGC Partners Stock Portfolio.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Plan’s Trustee prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. Participants have the same voting rights in the event of a tender offer.
On the first day of the month following their hire dates, eligible employees have the right to participate in the Plan. One month after the date of eligibility, employees who have neither submitted elections to participate, nor declined to participate in the Plan are auto-enrolled in the Plan by the Company at a rate of 6% of compensation. These deferrals are invested in the Brinker ETF Strategy based on the participant’s age.
Vesting — Substantially all participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions paid to Match Contributions Accounts and investment earnings (losses) thereon. Certain participants that joined the Plan through acquisitions had legacy matching contributions, with vesting schedules, which were subject to potential forfeiture.

Forfeitures — Certain contributions are subject to forfeiture. For the participants who joined the Plan with legacy matching contributions, as described in “Vesting” above, if their employment terminated before the employer contribution fully vested, the unvested portion of his or her account is forfeited as soon as they request a distribution from the Plan. In addition, if a required minimum distribution payment is returned to the Plan and the Employer or Committee has made reasonable efforts to locate the participant, spouse or beneficiary, and the participant, spouse or beneficiary has not been located, after six months the benefits of the participant may be forfeited. Forfeitures are available to pay administrative expenses. As of December 31, 2021 and 2020, forfeited accounts totaled $2,427 and $23,151, respectively.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Distributions — Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $5,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Participant Contribution Receivables — The contribution receivables for participant contributions are the amounts deferred from payroll and not yet deposited with the trustee.
Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence. All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans were $3,231,003 and $3,379,573 as of December 31, 2021 and 2020, respectively, and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.
Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.    Summary of Significant Accounting Policies
Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.
Investment Valuation and Income Recognition — All of the Plan’s investments are stated at fair value. See Note 5—“Fair Value Measurements” for more information. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGC Partners Stock Portfolio is composed primarily of the BGC Partners, Inc. Class A common stock which is valued at its quoted market price at the end of the year (see Note 1— “Description of Plan” for more information). The Plan holds an investment in the Matrix Trust Retirement Cash Account, a demand deposit account. Cash deposits in the demand deposit account are eligible for FDIC insurance of up to the applicable limit per depositor. Interest payments for the demand deposit account are calculated using the average daily balance and credited to the demand deposit account on the first business day of the following month. The Plan also holds an investment in the Morley Stable Value Fund (“MSVF”), a common collective trust. The common collective trust fund is valued at net asset value (“NAV”) as determined by using estimated fair value. NAV is used as a practical expedient for fair value and is provided by the investment manager. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.
Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned, and is included in Other income in the Statements of Net Assets Available for Benefits. Related fees are recorded as administrative expenses and are recorded when they are incurred.
Excess Contributions Payable — Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable Plan participants prior to April 15, 2022 See “Participant and Company Contributions” in Note 1—“Description of Plan” for more information.
Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the Plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.
Cash and Cash Equivalents — Cash and cash equivalents include cash and short-term interest-bearing investments with original maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. Of the cash and cash equivalents balance held as of December 31, 2021 approximately $340 thousand was subsequently invested in participant-directed investments and the remaining cash resides in the BGC Partners Stock Portfolio for liquidity purposes.

3.    Exempt Party-In-Interest Transactions
Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its discretion, pays these and other administrative expenses on behalf of the Plan, however, if the Company decided to discontinue paying these expenses, the Plan would be responsible and incur these as additional administrative expenses.
AdvisorTrust is the trustee of the Plan, while Matrix Trust is the sub-custodian of the Plan’s assets. All funds are held at Matrix Trust. Matrix Trust manages the BGC Partners Stock Portfolio, and the BGC Partners Stock Portfolio Money Market Deposit Account. All other funds are managed by the respective fund companies via a portfolio manager. AdvisorTrust oversees the holdings and is responsible for reporting and all other custodial duties.
On April 17, 2020, CastleOak ceased to be an Affiliate of the Company (see Note 1—“Description of Plan” for more information). CastleOak established their own retirement plan (“CastleOak 401(k) Plan”), which became effective on August 1, 2020. On September 10, 2020, $5.0 million of net assets were transferred out of the Plan and into the CastleOak 401(k) Plan.
On November 1, 2020, the Newmark 401(k) Plan was established and during November, all accounts and assets held by Newmark Participants were spun-off from the Plan and transferred to the Newmark 401(k) Plan (see Note 1—“Description of Plan” for more information). The BGC Partners Stock Portfolio was valued at $6.1 million and $5.2 million as of December 31, 2021 and 2020, respectively. The net assets of the Plan invested in Matrix Trust money market deposit accounts was $14.9 million and $17.4 million as of December 31, 2021 and 2020, respectively.
Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.    Income Tax Status of Plan
The Plan has received a determination letter from the IRS dated March 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.    Fair Value Measurements
U.S. GAAP defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements.
The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•    Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•    Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
•    Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Investments that were measured at NAV as a practical expedient are not classified in the fair value hierarchy.
The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2021.

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$262,516,398	$—	$—	$262,516,398
Exchange traded funds	92,710,290	—	—	92,710,290
Demand deposit account(a)	14,571,864			14,571,864
BGC Partners Stock Portfolio (excludes cash component)	5,921,920	—	—	5,921,920
Total assets in the fair value hierarchy	$375,720,472	$—	$—	375,720,472
Investments measured at net asset value as a practical expedient:
Common collective trust(b)				6,257,820
Total investments at fair value				$381,978,292

(a)    Valued at outstanding balance plus accrued interest, which approximates fair value.
(b)    Valued at the net asset value. NAV is used as a practical expedient for fair value and is provided by the investment manager.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2020.

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Mutual funds	$226,660,625	$—	$—	$226,660,625
Exchange traded funds	83,902,590	—	—	83,902,590
Demand deposit account(a)	17,263,704			17,263,704
BGC Partners Stock Portfolio (excludes cash component)	4,951,577	—	—	4,951,577
Total assets in the fair value hierarchy	$332,778,496	$—	$—	332,778,496
Investments measured at net asset value as a practical expedient:
Common collective trust(b)				5,158,184
Total investments at fair value				$337,936,680

(a) Valued at outstanding balance plus accrued interest, which approximate fair value.
(b)    Valued at the net asset value. NAV is used as a practical expedient for fair value and is provided by the investment manager.
There have been no significant changes in the valuation techniques during the year ended December 31, 2021.
Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments include common stock, ETFs and mutual funds. ETFs and mutual funds are valued at the daily closing price as reported by the fund. They are open-ended and registered with the SEC and deemed to be actively traded. Investments in the BGC Partners common stock fund and the Newmark Fund are valued at the closing price reported on NASDAQ.
The Plan holds an investment in the MSVF, a common collective trust. The MSVF seeks to be low risk and provide preservation of capital, relatively consistent returns, and liquidity for benefit-responsive participant payments. The MSVF invests in a variety of high quality stable value investment contracts, wrap contracts, and cash and cash equivalents. The common collective trust fund is valued using NAV as a practical expedient for fair value and is provided by the investment manager. There are no redemption restrictions on Plan participants daily transactions with the MSVF.

6.    Subsequent Events
The Company has evaluated subsequent events through the date of this filing and no significant events were identified during the period.

SUPPLEMENTAL SCHEDULE
BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates
Plan Number 001
Employer Identification Number (EIN) 13-3680189
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2021

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Cash and Cash Equivalents
	First American Government Obligations Fund Z	Cash Equivalent	—	$186,128
*	Matrix Trust Cash Account	Cash Equivalent	—	340,278
				526,406

	Participant-Directed Investments
	American Funds The Growth Fund of America Class R-6	Registered Investment Co.	—	15,852,017
	American Funds The Income Fund of America Class R-6	Registered Investment Co.	—	7,248,733
	Baron Emerging Markets Fund Institutional Class	Registered Investment Co.	—	3,271,252
*	BGC Partners Inc Stock Portfolio	Unitized Portfolio Account	—	5,921,920
	ClearBridge International Growth IS	Registered Investment Co.	—	11,091,971
	Columbia Select Large Cap Growth Fund Class A	Registered Investment Co.	—	9,242,084
	Delaware Value Fund Value Class R-6	Registered Investment Co.	—	2,415,248
	Dodge & Cox Stock Fund	Registered Investment Co.	—	23,594,167
	Doubleline Low Duration Emerging Markets Fixed Income	Registered Investment Co.	—	1,709,735
	Doubleline Total Return Bond Fund Class I	Registered Investment Co.	—	17,959,890
	Driehaus Event Driven Fund	Registered Investment Co.	—	2,367,775
	Direhaus Small Cap Growth Institutional	Registered Investment Co.	—	4,831,224
	Fidelity Capital & Income Fund	Registered Investment Co.	—	4,767,267
	Fidelity Contrafund	Registered Investment Co.	—	17,709,044
	Fidelity Low-Priced Stock Fund	Registered Investment Co.	—	5,094,248
	First Eagle Overseas Fund Class R6	Registered Investment Co.	—	2,780,757
	iShares Core 1-5 Year USD Bond ETF	Registered Investment Co.	—	658,623
	iShares Core MSCI Emerging Markets ETF	Registered Investment Co.	—	2,520,897
	iShares Core MSCI Total Institutional Stock ETF	Registered Investment Co.	—	15,653,247
	iShares Core US Aggregate Bond ETF	Registered Investment Co.	—	11,828,787
	iShares Core US REIT ETF	Registered Investment Co.	—	4,962,901
	iShares North American Natural Resources ETF	Registered Investment Co.	—	3,736,808
	iShares Russell 2000 ETF	Registered Investment Co.	—	2,272,793
	JPMorgan Strategic Income Opportunities Fund R5	Registered Investment Co.	—	2,571,919
*	Matrix Trust Retirement Cash Account	Cash Equivalent	—	14,571,864
	Morley Stable Value Fund	Common Collective Trust	—	6,257,820
	Palm Valley Capital Fund Investor Class	Registered Investment Co.	—	765,643
	Riverpark Strategic Income Fund Institutional Class	Registered Investment Co.	—	3,028,347
	T. Rowe Price International Stock Fund I	Registered Investment Co.	—	3,129,863
	Undiscovered Managers Behavioral Value Fund Class R-6	Registered Investment Co.	—	1,685,019
	Vanguard Health Care Fund Admiral Shares	Registered Investment Co.	—	15,332,091
	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Co.	—	41,073,194
	Vanguard Mid-Cap Index Fund Admiral Shares	Registered Investment Co.	—	17,997,234
	Vanguard Short-Term Treasury Admiral Shares	Registered Investment Co.	—	5,468,594
	Vanguard Small-Cap Index Fund Admiral Shares	Registered Investment Co.	—	15,611,138
	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Co.	—	3,056,166
	Vanguard Total Stock Market ETF	Registered Investment Co.	—	51,076,234
	Vanguard Total Stock Market Index Fund Admiral Shares	Registered Investment Co.	—	13,890,698
	Wasatch International Opportunities Institutional	Registered Investment Co.	—	3,908,578
	Wells Fargo Special Mid Cap Value Institutional	Registered Investment Co.	—	5,062,502
				381,978,292

*	Participant Loans	Participants’ Loans (1)		3,231,003
				$385,735,701
*    Party-in-interest as defined by ERISA.
**    Cost information is not required for participant-directed investments and is therefore not included.

(1)    Maturing 2022 to 2051 at interest rates of 3.25% to 7.50%.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2021 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ Jason Hauf
Name:	Jason Hauf
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 28, 2022

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm